Exhibit (d)(26)

Sub-Advisory Fee Waiver Agreement

Simplify Asset Management Inc. (“Simplify”) as the investment adviser to Simplify Gamma Emerging Market Bond ETF (the “Fund”) a series of Simplify Exchange Traded Funds (the “Trust”) pursuant to management agreement between Simplify and the Trust dated July 8, 2024 (the “Management Agreement”) has engaged Gamma Asset Management LLC (“Gamma”) to act as sub-adviser to the Fund pursuant to a sub-advisory agreement between Simplify and Gamma dated July 8, 2024 (the “Sub-Advisory Agreement”).

The parties acknowledge that, pursuant to that certain Fee Waiver Agreement dated July 8, 2024 (the “Trust Fee Waiver Agreement”) Simplify has agreed to waive its fee payable under the Management Agreement by 20 basis points (reducing the fee payable to Simplify from 0.95% to 0.75% of the Fund’s average daily net assets).

Effective upon the date of execution of this Agreement, as indicated below, through October 31, 2025 (the “Limitation Period”), Gamma agrees to waive its fee payable under the Sub-Advisory Agreement by 20 basis points (reducing the fee payable to Gamma from 0.60% to 0.40% of the Fund’s average daily net assets).

This Agreement shall become effective on the date written below and shall remain in effect through the Limitation Period, unless sooner terminated as provided below. Additionally, this Agreement may not be terminated by Simplify or Gamma. This Agreement will automatically terminate if the Management Agreement, Sub-Advisory Agreement, or Trust Fee Waiver Agreement is terminated.

This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

Simplify Asset Management Inc.		Gamma Asset Management LLC.

By:	/s/ Paul Kim	By:	/s/ Manuel Pelayo Troncoso
Name:	Paul Kim	Name:	Manuel Pelayo Troncoso
Title:	Chief Executive Officer	Title:	Chief Executive Officer

ACCEPTANCE

Date: Effective as of July 8, 2024